13131 Dairy Ashford, Suite 600

Sugar Land, Texas

April 29, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Taylor Beech

Re: Team, Inc.

Withdrawal of Acceleration Request for Registration Statement on Form S-3

Originally filed March 18, 2022

File No. 333-263708

Ladies and Gentlemen:

Reference is made to the letter request of Team, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2022, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”). The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

If you have any questions regarding this letter, please contact Bryan D. Flannery, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3573.

Very truly yours,

TEAM, INC.

/s/ André C. Bouchard
André C. Bouchard
Executive Vice President, Chief Legal Officer and Secretary

cc: Kirkland & Ellis LLP

Matthew R. Pacey, P.C.

Bryan D. Flannery